ContraVir Pharmaceuticals, Inc.

399 Thornall Street

Edison, NJ 08837

June 13, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:                             ContraVir Pharmaceuticals, Inc. (the “Registrant”)

Form S-1, as amended

File No. 333-231604

Dear Ms. Yale:

Registrant hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Registrant on June 13, 2019 on Form RW (SEC Accession No. 0001104659-19-035316) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error.

Please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 if there are any questions with respect to this request.

Thank you,

CONTRAVIR PHARMACEUTICALS, INC.

By:	/s/ Robert Foster
Name:	Robert Foster
Title:	Chief Executive Officer